August 14, 2006
Via Edgar
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 6010

Re:	QLT Inc. Form 10-K for fiscal year ended December 31, 2005 File No. 0-17082
Dear Mr. Rosenberg:
This letter is in response to your comment letter dated July 19, 2006 regarding the Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”), filed by QLT Inc. (the “Company”). For your convenience, we have set forth each of your comments below followed by our response to each comment.
Form 10-K for fiscal year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 56
1.	This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting policies and estimates, except for revenue recognition and impairment of goodwill and intangible assets that are discussed in

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subsequent comments, please provide us information in a disclosure-type format, regarding the uncertainties in applying these accounting policies, and quantify the historical accuracy of these accounting estimates for each period presented and the effects that reasonably likely changes in key assumptions may have to the estimate at the latest balance sheet date presented.
Response:
We have noted the Staff’s comments and respectfully submit that the referenced disclosure appearing in our 2005 Form 10-K is complete in all material respects. We wish to provide the Staff with the following information relating to the referenced disclosure:
(i)	Reporting Currency and Foreign Currency Translation

The Canadian dollar is the functional currency of the parent company QLT Inc., and the U.S. dollar is the functional currency of our U.S. subsidiary, QLT USA Inc. (“QLT USA”). For reporting purposes, we use the U.S. dollar as our reporting currency. We apply the current rate method as prescribed by SFAS 52 Foreign Currency Translation to translate our consolidated financial statements into U.S. dollars. There are no significant estimates involved in applying the current rate method. The exchange rates we use are based on actual exchange rates and therefore, there are no issues regarding historical accuracy. Based on the above, we respectfully submit that our disclosure regarding Reporting Currency and Foreign Currency Translation in our 2005 Form 10-K was complete in all material respects.

(ii)	Cost of sales

There are three areas within our inventory costing system that require significant management judgment and estimates: (a) annual production volume, (b) overhead allocation, and (c) provision for non-completion of product inventory. These three areas are discussed separately for Visudyne and Eligard, below.

Visudyne
(a)	At the beginning of our fiscal year we estimate production volume for the year in order to arrive at a per unit allocation of fixed overhead costs. Our estimate of production volume is based on our forecast production which is tied to expected product sales. We update our estimates on a quarterly basis based on the latest information such that at the end of the year, our Visudyne inventory costing reflects actual production volume.

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(b)	At the beginning of our fiscal year we estimate overhead expenses for the year in order to arrive at a per unit allocation of overhead. Our estimate of overhead expenses is based on our historical experience, projected production volume, and the budget for the year. We update our estimate on a quarterly basis based on the latest information such that at the end of the year, our inventory costing reflects actual overhead expenses.

(c)	In our 2005 Form 10-K for the fiscal year ended December 31, 2005, we disclosed the following regarding provision for non-completion of product inventory in our discussion of critical accounting policies in the MD&A: “We record a provision for the non-completion of product inventory based on our history of batch completion to provide for the potential failure of inventory batches to pass quality inspection. The provision is calculated at each stage of the manufacturing process. We estimate our non-completion rate based on past production and adjust our provision based on actual production volume. A batch failure may utilize a significant portion of the provision as a single completed batch currently costs up to $1.2 million, depending on the product and the stage of production.” As the provision is based on historical failure rates, it does reflect actual experience. The provision for non-completion of product inventory comprises an immaterial portion of our total Cost of Goods Sold.
Eligard

Inventory was recorded at fair value at the time of our acquisition in November 2004 of Atrix Laboratories, Inc., now our subsidiary QLT USA (which owns the Eligard products). Therefore, in the first quarter of 2005 the cost of sales related to Eligard reflected largely the fair value of Eligard as the inventory acquired as part of the Atrix acquisition was sold. Subsequently, we accounted for Eligard cost of sales using a costing system similar to Visudyne with the same three areas that require significant management judgment and estimates: (a) annual production volume, (b) overhead allocation, and (c) provision for non-completion of product inventory.
(a)	We estimate our production volume for Eligard products at the beginning of the year in order to arrive at a per unit allocation of fixed costs. Our estimate of production volume is based on our forecast of product sales and is updated periodically. Our actual production in 2005 for Eligard was lower than our estimate but the lower production did not have a material impact on our cost of sales.

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(b)	We estimate our overhead expenses in the beginning of the year in order to arrive at a per unit allocation of overhead. Our estimate of overhead expenses is based on historical experience and the projected production volume. We update our estimate on a periodic basis based on the latest information. Our actual overhead in 2005 for our Eligard products exceeded our estimates but did not produce a material impact on our cost of sales as the majority of our inventory costs comprised direct costs.

(c)	Our discussion on provision for non-completion of product inventory under Visudyne (c) above also applies to Eligard.
Based on the above, we believe our disclosure regarding Cost of Sales accounting policy in our 2005 Form 10-K was complete in all material respects as items (a) and (b) for Visudyne reflected actual results at the end of the year, not estimates, and items (a) and (b) for Eligard did not have a material impact on cost of sales, and disclosure with respect to item (c) provided the information necessary for understanding this uncertainty.

(iii)	Stock-Based Compensation

Our discussion of this accounting policy in our 2005 Form 10-K referenced Note 3 of the “Notes to the Consolidated Financial Statements” which provided detailed information on the impact and assumptions related to our policy on accounting for stock-based compensation. Furthermore, we had adopted the disclosure-only provision for stock options granted to employees and directors as permitted by SFAS 123 in our Consolidated Financial Statements for all fiscal years presented in our 2005 Form 10-K. Therefore, stock option expenses did not have any impact on the reported financial results in our 2005 Form 10-K. We did disclose the pro forma requirements under SFAS 123, which describes the impact of the selection of our accounting policy. As such, we respectfully submit that our disclosure related to Stock-Based Compensation accounting policy in our 2005 Form 10-K was complete in all material respects.

(iv)	Research and Development

We disclosed in our discussion of critical accounting policies in the MD&A of our 2005 Form 10-K that the key area of management judgment/estimate related to research and development expenses (“R&D”) is the allocation of overhead expenses. The total amount of overhead expenses is based on actual expenditures. The area of management judgment is in the methodology used to apportion the

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overhead expenses between R&D and General and Administrative expenses (“G&A”). As disclosed in our MD&A, our methodology for the allocation of overhead expenses utilizes the composition of our workforce as the basis for our allocation. Specifically, we determine the proportion of our workforce that is dedicated to R&D activities and allocate to our R&D expense the equivalent proportion of overhead expenses. We consider this method the most reasonable method of allocation based on the nature of our business and workforce. We have investigated alternative methods of allocation and have not identified any other reasonable alternatives. Therefore, we are not able to provide information on the financial impact of reasonably likely alternative methodologies. Based on the above, we respectfully submit that our disclosure related to R&D accounting policy in our 2005 Form 10-K was complete in all material respects.

(v)	Income Taxes

In our discussion of Income Taxes accounting policy in the MD&A in our 2005 Form 10-K, we described all the significant estimates and uncertainties related to our accounting for income taxes and referenced Note 19 of the “Notes to the Consolidated Financial Statements” which provided detailed information regarding the key areas of uncertainties which included our ability to utilize the tax benefits associated with our operating loss carry forwards, research and development credit carry forwards, and capital loss carry forwards. Based on the above, we respectfully submit that our disclosure related to Income Taxes accounting policy in our 2005 Form 10-K was complete in all material respects. In future filings, we can enhance our disclosure by including the disclosure in our Note 19 of the “Notes to the Consolidated Financial Statements” related to the above uncertainties within our critical accounting policy discussion in our MD&A.

(vi)	Legal Proceedings

In our discussion of Legal Proceedings accounting policy in the MD&A in our 2005 Form 10-K, we followed SFAS 5 Accounting for Contingencies in describing our accounting policies related to legal proceedings and referenced Note 23 of the “Notes to the Consolidated Financial Statements” for a detailed description of our potentially material legal proceedings. Currently we do not have any legal proceedings in respect of which a loss is considered as probable or estimable. See also our response to question 7 with respect to the TAP litigation. As such, we respectfully submit that our disclosure related to Legal Proceedings accounting policy in our 2005 Form 10-K was complete in all material respects.

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Revenue Recognition, page 57
2.	Your description of revenue recognition for Visudyne products under the agreement with Novartis Ophthalmics, which includes advances on the cost of inventory sold and reimbursement of specified costs, appears to be inconsistent with your tabular disclosure of how net product revenue is determined on page 62. For example, you state that total revenue is based on 50% of profit derived by Novartis Ophthalmics, while the table on page 62 indicates that it is based on “remaining revenue on final sales.” Please provide an expanded discussion and quantification in a disclosure-type format of your revenue recognition for net product revenue that eliminates these apparent inconsistencies.
Response:
The description of revenue recognition for Visudyne is as follows: “Our agreement with Novartis Ophthalmics provides that the calculation of total revenue for the sale of Visudyne be composed of three components: (1) an advance on the cost of inventory sold to Novartis Ophthalmics, (2) an amount equal to 50% of the profit that Novartis Ophthalmics derives from the sale of Visudyne to end-customers, and (3) the reimbursement of other specified costs incurred and paid for by us.”
This description was written to match the chronological order of events. That is, we first ship product and receive reimbursement for inventory sold to Novartis Ophthalmics, and then later when Novartis Ophthalmics sells this product to end customers we receive our 50% of the profit and reimbursement of other costs. (We would also like to refer the Staff to our responses to the Staff’s previous comment letters to us in 2003 for additional information regarding our revenue recognition policy in relation to Visudyne.)
The table on page 62 starts by showing the calculation of “QLT’s 50% of the profit that Novartis Ophthalmics derives from the sale of Visudyne to end-customers” (which is described as (2) above in the revenue recognition description for Visudyne). After that calculation, the table shows the add-back for inventory costs reimbursed to QLT (which is described as (1) above in the revenue recognition description for Visudyne). Finally, the table adds back royalties and other cost reimbursed to QLT (described as (3) above).
Therefore, the table on page 62 is consistent with the revenue recognition description, but the table shows the build-up of Visudyne revenue in a different order and in a greater level of detail.
To eliminate any apparent inconsistencies related to the description of our revenue from Visudyne, we propose to modify in our future filings the Net Product Revenue table on page 62, as described below. What previously was described as “QLT’s remaining revenue on final sales (50%)” will, in future filings, be changed to “QLT’s 50% share of Novartis Ophthalmics’ net proceeds from Visudyne sales” — see table below. Also, the description in the revenue recognition for Visudyne (that is, item (2) above) will be

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changed to match this exact description, that is: “QLT’s 50% share of Novartis Ophthalmics’ net proceeds from Visudyne sales”. In future filings the revised table will appear in the following format:
Net product revenue was determined as follows:

	For the year	For the year
	ended	ended
	December	December
(In thousands of U.S. dollars)	31, 2006	31, 2005

Visudyne® sales by Novartis Ophthalmics		$483,762
Less: Marketing and distribution costs		(142,244)
Less: Inventory costs		(24,060)
Less: Royalties to third parties		(10,699)

		$306,759

QLT’s 50% share of Novartis Ophthalmics’ net proceeds from Visudyne sales		153,379
Add: Advance on inventory costs from Novartis Ophthalmics		18,932
Add: Royalties reimbursed to QLT		10,431
Add: Other costs reimbursed to QLT		4,496

Revenue from Visudyne® sales		$187,238

Net product revenue from Eligard® and other products		22,786

		$210,024

Also, provide the following information in a disclosure-type format.
●	Provide an expanded description of the calculation of “sell through” of Visudyne products to end customers, including what these amounts represent, how they are determined, and who performs this calculation.
Response:
We recognize revenue from Visudyne upon “sell through” of Visudyne to end customers. We consider “sell through” to have occurred when Novartis Ophthalmics has sold

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Visudyne to its customers. We receive Visudyne sales information from Novartis Ophthalmics on a monthly basis.

●	Provide a more specific description of each adjustment in the table on page 62, including what these amounts represent, how they are determined, and who performs this calculation.
Response:
We provide the following information supplementally to aid in the Staff’s understanding of our revenue recognition. Our explanations of the adjustments in the table on page 62 are as follows:
(i)	“Less: Marketing and distribution costs”

This represents Novartis Ophthalmics’ cost of marketing, promoting, and distributing Visudyne, as well as certain specified costs incurred and paid for by QLT, determined in accordance with the PDT Product Development, Manufacturing, and Distribution Agreement between QLT and Novartis AG. The costs incurred by Novartis Ophthalmics, which are related to its sales force, advertising expenses, marketing, and certain administrative overhead costs, are provided to us by Novartis Ophthalmics on a quarterly basis. The costs incurred by us, which include marketing support, legal and administrative expenses that we incur in support of Visudyne sales, are calculated by us based on actual labor and expenses.

(ii)	“Less: Inventory costs”

This represents Novartis Ophthalmics’ cost of goods sold related to Visudyne. It includes the cost of bulk Visudyne we shipped to Novartis Ophthalmics, plus Novartis Ophthalmics’ packaging and labeling costs, freight and custom duties. The information is provided to us by Novartis Ophthalmics on a quarterly basis.

(iii)	“Less: Royalties to third parties”

This represents the royalty expenses we incur and charge to Novartis Ophthalmics pursuant to the PDT Product Development, Manufacturing and Distribution Agreement between QLT and Novartis AG. The amounts are calculated by us based on specified royalty rates from existing license agreements with our licensors of certain Visudyne patent rights.

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(iv)	“Add: Inventory costs reimbursed to QLT” (description to be changed to “Advance on inventory costs from Novartis Ophthalmics”)

This represents the amount that Novartis Ophthalmics advances to us for shipments of bulk Visudyne. The price of the Visudyne shipments is determined based on the existing agreement between QLT and Novartis Ophthalmics and represents our actual costs of producing Visudyne.

(v)	“Add: Royalties reimbursed to QLT”

This is related to item (iii) above and represents the amounts we receive from Novartis Ophthalmics in reimbursement for the actual royalty expenses we owe to third party licensors.

(vi)	“Add: Other costs reimbursed to QLT”

This represents reimbursement by Novartis Ophthalmics to us of our portion of the Marketing and distribution costs described in (i) above. This expense includes marketing support, legal and administrative expenses that we incurred in support of Visudyne sales. The amounts are calculated by us based on actual labor and expenses incurred by us.
●	You disclose that you have not experienced any material product returns and you do not offer rebates or discounts. Describe your product return policies for Visudyne and Eligard.
Response:
For both Visudyne and Eligard, products can only be returned if defective or if a recall is mandated by a governmental authority that is caused by a problem for which we (or, in the case of Eligard, our subsidiary QLT USA) are responsible. Historically, the amount of product returns has been immaterial.

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●	Discuss the impact that product returns, rebates or discounts offered by Novartis Ophthalmics to end customers have on information provided to you by Novartis Ophthalmics and your determination of net product revenue.
Response:
The net proceeds that Novartis Ophthalmics generates from Visudyne sales (of which we receive 50%) will be net of expenses associated with products that for various reasons cannot be sold or have been returned by its customers through no fault of QLT (such as vials damaged in transit). Novartis Ophthalmics does not physically return products to us except in the rare occasion that testing of the returned products is required, or in the event that the product is defective (through the fault of QLT), or in the event of a recall by a governmental authority for which we are responsible. Historically, the amount of product returns has been inconsequential. Novartis Ophthalmics provides discounts or rebates to its end customers which reduce the amount of revenue associated with the sale of Visudyne (item 1 in table) and therefore will impact our 50% share of net proceeds from Novartis Ophthalmics’ sale of Visudyne.
●	You are projecting a decline in Visudyne sales in 2006. Explain the reasons for this decline and quantify the expected amount.
Response:
In our “Outlook for 2006” section of the MD&A in our 2005 Form 10-K, we projected a decline in Visudyne sales in 2006. The projected decline was a result of anticipated competitive pressure on Visudyne. We have described in detail the competition Visudyne is facing in “Item 1A — Risk Factors” in our 2005 Form 10-K. The key competitive products are: Macugen by Eyetech (now part of OSI Pharmaceuticals, Inc.) and Pfizer, Lucentis by Genentech and Novartis Ophthalmics, and off-label uses of Genentech’s Avastin. At the time we filed our 2005 Form 10-K, we had already announced our projected Visudyne sales for 2006 to be between $370 million to $400 million. Currently, we expect, and have announced, Visudyne sales for the year to be between $370 million and $385 million. This compares to $483.8 million for 2005.
●	Due to the TAP litigation, it appears that you may be permanently enjoined from manufacturing and selling Eligard products and may be required to provide a voluntary recall program, under which physicians, wholesalers and distributors would be allowed a full refund. Please explain the basis for your conclusion that a provision for such product returns was not necessary at December 31, 2005.
Response:
The injunction entered by the District Court on February 27, 2006 never actually came into effect. In entering the injunction, the District Court ordered that the injunction would not come into effect for 7 days from that date, and in any event would expire upon termination of

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the patent on May 1, 2006. Before that 7 day period expired, the Court of Appeals granted the defendant’s motion for a temporary stay of that injunction and on March 30, 2006 the Court of Appeals granted a permanent stay of the injunction while it considered the appeal by QLT USA and Sanofi Synthelabo of the earlier trial decision. Since the patent that is the subject of the litigation expired on May 1, 2006, the injunction expired without having become effective. In addition, although Sanofi-Synthelabo initiated a voluntary recall during March and early April of 2006, under the agreement between QLT USA and Sanofi-Synthelabo, QLT USA was not responsible for product returns resulting from a recall voluntarily initiated by Sanofi and did not receive any returned product from Sanofi-Synthelabo.
3.	You state that if Novartis Ophthalmics were to terminate the collaborative arrangements, it would be required to pay you a “reasonable royalty on sales of Visudyne thereafter.” Please provide expanded discussion and quantification in a disclosure-type format of the terms governing such a termination and the determination of a “reasonable royalty.”
Response:
The PDT Product Development, Manufacturing and Distribution Agreement (the “PDT Agreement”) entered into between QLT and Novartis AG (“Novartis”) may be terminated prior to the expiry of the PDT Agreement in the event any of the following events occur:
(a) a breach by the other party which is not cured within 60 days of receipt of a notice of breach from the non-breaching party;
(b) upon the occurrence of a dissolution, insolvency or bankruptcy of the other party; or
(c) for convenience on 60 days notice and payment of one-third of the terminating party’s previously agreed upon development expenses.
In the event that the PDT Agreement is terminated by Novartis by reason of a breach by QLT of the PDT Agreement or is terminated by Novartis for convenience then, among other transition matters, QLT is required to grant to Novartis a perpetual exclusive license to the QLT patents licensed under the PDT Agreement that are necessary to continue to sell Visudyne and, in the case of a termination for breach, to develop Visudyne. In return for such perpetual license, Novartis would be required to pay to QLT a commercially reasonable royalty. The PDT Agreement does not provide a specific royalty rate to apply in the event of termination but states that the royalty rate should be determined having regard to the principles applicable to the sharing of development expenses incurred to develop Visudyne and the sharing of net proceeds from the sale of Visudyne as provided in the PDT

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Agreement. If the parties are unable to agree on such a royalty or any other terms of such license, the matter would be referred for resolution by arbitration. Therefore, at this time we are unable to provide quantification of what such a “reasonable royalty” would be as it would be subject to either negotiation or determination by arbitration.
In the event that the PDT Agreement is terminated as a result of the dissolution, insolvency or bankruptcy of either QLT or Novartis, the PDT Agreement provides for, among other transition matters, that the insolvent party will assign or transfer any rights to patents that it may own or license with respect to Visudyne to the other party without the right to any future royalty or other payment for such assignment.
The PDT Agreement was filed with the SEC as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 1995, and amending agreements to the PDT Agreement were filed as exhibits to our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2002 and June 30, 2003. We believe our current disclosure accurately describes the material terms of the PDT Agreement with Novartis Ophthalmics in relation to termination of the agreement and respectfully submit that our disclosure regarding our collaborative agreement with Novartis Ophthalmics in our 2005 From 10-K was complete in all material respects.
4.	Your revenue recognition for net product revenue, net royalties and cost of sales appears to depend on data provided by Novartis Ophthalmics and other marketing partners. We believe that greater uncertainty related to these accounting activities may exist due to the extent of your dependence on such data generated by third parties. Please provide the following information in a disclosure-type format:
●	The nature of data used in accounting for these activities and your process for ensuring that it is timely, accurate and complete.

●	Describe the nature and magnitude of estimates made by third parties in providing this information to you.

●	Describe the key assumptions underlying these estimates.

●	Discuss and quantify the current period impact of changes in prior year estimates.

●	Describe the nature and frequency of disputes with third parties (if any) and the magnitude of related amounts.

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Response:
We provide the following information supplementally to aid in the Staff’s understanding of our revenue recognition.
For the year ended December 31, 2005, our consolidated product revenue is primarily related to sales of Visudyne and product shipments of Eligard, with the remaining product revenue coming primarily from generic dermatology products. Net royalty revenue is mainly related to sales of Eligard and generic dermatology products.
Visudyne
The nature of data used in accounting for these activities and your process for ensuring that it is timely, accurate and complete.
Product revenue and cost of sales from Visudyne are recorded based on the final net proceeds reconciliation provided by Novartis Opthalmics at the end of the reporting period. The net proceeds reconciliation is based on actual sales of Visudyne less actual marketing, distribution, inventory, and royalty costs. We recognize revenue from the sale of Visudyne when persuasive evidence of an arrangement exists, delivery to Novartis Opthalmics has occurred, the end selling price of Visudyne is fixed or determinable, and collectibility is reasonably assured. This occurs upon “sell through” of Visudyne by Novartis Opthalmics to the end customers. The profit reconciliation is provided on a timely basis based upon mutually agreed upon dates. We evaluate the accuracy and completeness of the information by holding regular discussions with Novartis Opthalmics, comparing to historical results as well as comparing to our internal forecasts. Further, we conduct, on an annual basis, audits of selected records of Novartis Ophthalmics and/or its affiliates at a minimum of two Novartis Opthalmics sites around the world. In these audits we test to ensure that revenue and expenses are recorded accurately. No material adjustments have resulted from these audits.
Describe the nature and magnitude of estimates made by third parties in providing this information to you.
Novartis Opthalmics provides data to us based on actual results for the reporting period. Estimates made by Novartis Opthalmics are limited to routine estimates required in the preparation of financial statements (accruals for their expenses and allocation of overhead costs). Such costs are invoiced periodically.

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Describe the key assumptions underlying these estimates.
As described above, the data provided by Novartis Opthalmics’ is based on actual results and includes only routine estimates required for the preparation of financial information, and therefore there are no other key assumptions to note.
Discuss and quantify the current period impact of changes in prior year estimates.
The impact of changes in prior year (2004) estimates on the year ended December 31, 2005 relating to data provided by Novartis Opthalmics was a reduction in product revenue of $4,000. The difference relates to an adjustment to product revenue which was deemed to be immaterial and therefore recorded in the first quarter ended March 31, 2005.
Describe the nature and frequency of disputes with third parties (if any) and the magnitude of related amounts.
In the normal course of business we conduct negotiations and discussions with Novartis Opthalmics with respect to expenses deducted by Novartis Opthalmics in determining the amount of Visudyne net proceeds to which we are entitled. There have been no disputes with Novartis Opthalmics with respect to recorded product revenue or cost of goods sold.
Eligard and Generic Dermatology Products
The nature of data used in accounting for these activities and your process for ensuring that it is timely, accurate and complete.
Product revenue is based upon an agreed upon sales price with QLT USA’s licensees and is recognized when persuasive evidence of an arrangement exists, product is shipped and title is transferred to our licensees, collectibility is reasonably assured and the price is fixed or determinable. Under this policy, we recognize net product revenue and related cost of sales related to Eligard and Generic Dermatology products at the time our subsidiary ships to their licensees. We do not rely on data from our licensees for recognizing Eligard and Generic Dermatology product revenue and related cost of goods sold.
Royalty revenue is recognized when product is shipped by certain of QLT USA’s licensees to end customers based on royalty rates and profit formulas specified in the agreements with them. For the purpose of calculating royalty revenue, those licensees provide QLT USA with actual sales reports, on a monthly basis, on mutually agreed upon dates. The accuracy and completeness of the information is evaluated by holding regular discussions with those licensees, comparing to historical results, as well as comparing to our internal forecasts. Based on this review, occasionally we experience immaterial adjustments from our licensees.

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Describe the nature and magnitude of estimates made by third parties in providing this information to you.
QLT USA’s licensees provide actual Eligard and Generic Dermatology sales data from which we calculate royalty revenues based on profit formulas set out in the license agreements with each licensee. Included in the sales data provided by QLT USA’s licensees are certain rebates and discounts based on actual data and routine estimates. The magnitude of estimates included in sales data is not quantified by the licensees, however all estimates are revised to reflect actual experience.
Describe the key assumptions underlying these estimates.
As described above, the licensees for Eligard and the Generic Dermatology products provide actual Eligard and Generic Dermatology sales data which includes certain rebates and discounts based on actual data and routine estimates. These estimates are based on historical experience and revised to reflect actual experience.
Discuss and quantify the current period impact of changes in prior year estimates.
The impact of changes in prior year estimates on the year ended December 31, 2005 relating to data provided by our licensees was an increase in royalty revenue of $27,000 resulting from a licensee using a different source for foreign exchange rates than us, and the correction of a royalty formula. Subsequently, we have agreed upon a source for foreign exchange rates with that licensee.
Describe the nature and frequency of disputes with third parties (if any) and the magnitude of related amounts.
There have been no disputes with our licensees with respect to recorded Eligard and Generic Dermatology product revenue, net royalties or cost of goods sold.

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Comparison of Years ended December 31, 2005, 2004 and 2003, page 61
5.	You disclose various product development activities, related to Visudyne, Eligard, Lemuteporfin and Aczone, as well as co-development arrangements with Novartis Ophthalmics. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please provide us the following information for each of your major research and development projects in a disclosure-type format:
a.	The current status of the project [Is this disclosed in the business section?];
Response:
Under “Item 1 — Business” in our 2005 Form 10-K we disclosed the nature and status of all our major research and development projects along with key dates if known.
b.	The costs incurred during each period presented and to date on the project;
Response:
In regards to the costs incurred, we assigned certain costs to specific R&D projects but a significant amount of our R&D costs are not tracked by project. We manage our R&D projects based on scientific data and achievement of milestones. Many R&D activities and expenses benefit multiple projects (both current and future) and cannot be readily assigned to a specific project.
c.	The nature, timing and estimated costs of the efforts necessary to complete the project;
Response:
The nature and timing (if known) of our R&D projects were described in “Item 1 -Business” in our 2005 Form 10-K. As for the estimated costs of the efforts necessary to complete the projects, this is highly variable and depends on many factors over which we have limited

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visibility and control. Furthermore, as described in (b) above, we do not account for all our R&D expenses by projects and therefore will not have the information to provide estimated future costs by project.
d.	The anticipated completion dates;
Response:
We disclosed under “Item 1 — Business” the key dates of each project, if known. The timing of drug development is highly uncertain and often beyond our control.
e.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely;
Response:
Under “Item 1 — Business — Our Products in Development”, we discussed the risks and uncertainties associated with each of our major projects. In terms of liquidity and financial position, we have significant cash resources, we generate significant cash flow from operations and do not rely on funding from licensees to sustain our projects. Therefore, failures in our products in development do not create liquidity issues for us.
f.	The period in which material net cash inflows from significant projects are expected to commence.
Response:
The major projects described in our 2005 Form 10-K have not reached the stage where we would consider it probable that they would generate material cash inflows. We will make this disclosure when the projects advance to near commercial stage.
Summary Response:
To enhance future disclosure in our MD&A regarding our R&D projects, we propose to include in our MD&A the disclosure we made in our 2005 Form 10-K “Item 1 — Business” section related to our major products in development in our MD&A. We will also discuss the uncertainties regarding costs as described above and will provide anticipated timing of

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material cash inflows when our products in development reach the stage where we believe it is probable they will generate material cash inflows.
6.	In the fourth quarter of 2005, you recorded a $410.5 million impairment charge related to your acquisition of Atrix Laboratories. Please provide in a disclosure-type format a breakdown of this impairment charge by intangible asset. Include an expanded discussion and quantification of the key assumptions used in determining the fair value of each intangible asset and the related sensitivity of these estimates to reasonably likely changes in such assumptions, particularly the impact of recent court decisions on your future sales and profit projections for Eligard.
Response:
As supplemental information for the Staff’s benefit, the breakdown of the impairment charge by intangible asset was as follows:

(In thousands of U.S. dollars)

Eligard products	$95,457
Generic dermatology products	2,936
Dental products	6,513
Goodwill	305,628

Impairment of goodwill and other intangible assets	$410,534

The key assumptions used in determining the fair value of each intangible asset were as follows:
Eligard:
The key assumptions used in determining the fair value for Eligard were management’s revised estimates of future revenue from sales of Eligard and the potential impact on the ability to license or sell the intellectual property rights associated with Eligard as a result of the ongoing litigation brought by TAP Pharmaceutical Products Inc., Takeda Chemical Industries Ltd., and Wako Pure Chemical Industries Ltd. against Atrix Laboratories, Inc. (now QLT USA), and its co-defendant, Sanofi-Synthelabo Inc. (“Sanofi”).
The impact of the recent court decision in that case had an immaterial impact on future sales and profit projections because the patent in dispute in the lawsuit expired on May 1, 2006. This meant that, at a minimum, the product was expected to be on the market from May 1, 2006 onward, and therefore any possible impact on future sales was short-term in nature, and

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insignificant relative to a long range, multi-year forecast for sales and profits from the product.
Generic dermatology products:
The key assumptions used in determining the fair value for the generic dermatology products were the future sales projections for the products and the probability of success (or risk adjustment) for each of the products assessed. Cash flows from unapproved products in development were risk-adjusted based on a combination of industry standards compiled from various reports and application of management judgment. Because the portion of the impairment charge related to generic dermatology products was small, the impact of changes in the key assumptions was immaterial.
Dental products:
The key assumption underlying our determination of fair value for the dental products was our decision to exit the dental products business and technology following the decision of the licensee for our dental products in the U.S. to lay off its entire U.S. dental sales force.
Goodwill:
The key assumptions used in determining the fair value for the goodwill were the future sales projections, the probability of success (or risk adjustment) for each of the products assessed, the discount rate used to perform the discounted cash flow analysis, and the estimated year of launch for products not yet commercialized. The discount rate selected for the valuation analysis for goodwill (and all the intangible assets) was based on our weighted average cost of capital, calculated to be 13%.
•	a 10% change in future sales projections would have impacted the charge taken by approximately $16 million.

•	a 10% change in the risk adjustment factor for each product assessed would have impacted the charge taken by approximately $17 million.

•	A 1 percentage point change in the discount rate used (that is, to 12% or 14%) would have impacted the charge taken by approximately $17 million.

•	A one year change in the estimated year of launch for products not yet commercialized would have impacted the charge by $25 million.

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Consolidated Financial Statements
Notes to the Consolidated Financial Statements
23. Contingencies, page 110
7.	You disclose that QLT USA may be “permanently enjoined from manufacturing and selling some or all of its Eligard products in the United States until the patent expires on May 1, 2006.” Your disclosure does not appear to provide sufficient discussion and analysis of the implications of this lawsuit and patent expiration on future sales of Eligard. Please provide us a discussion, in a disclosure-type format, of how the expiration of the patent affects the TAP litigation, your indemnifications to Sanofi-Synthelabo and your manufacturing and sale of Eligard products after May 1, 2006. Include an expanded discussion and quantification of the indemnities you provide to Sanofi-Synthelabo under your agreement.
Response:
TAP Litigation
As context for our response to the Staff’s comments regarding the TAP litigation, it is important to understand that the TAP litigation involves claims by the plaintiffs that QLT USA (formerly Atrix Laboratories, Inc.), and its co-defendant, Sanofi-Synthelabo Inc. (“Sanofi”), willfully infringed upon U.S. Patent No. 4,728,721 (the “‘721 Patent”) by the manufacture and sale in the United States of the Eligard product line prior to the expiration of the ‘721 Patent on May 1, 2006. Because the ‘721 Patent expired on May 1, 2006, there is no claim of patent infringement relating to QLT USA’s manufacture or sale of Eligard following that date. Accordingly, we believe the information regarding the TAP litigation in Note 23 on page 110 of our 2005 Form 10-K was complete in all material respects when the 2005 Form 10-K was filed with the SEC. We have updated the disclosure in our March 31, 2006 and June 30, 2006 Quarterly Reports on Form 10-Q. In future filings with the SEC, we will update the status of the litigation as the case progresses.
In Note 23, we stated that we cannot estimate the potential damages that may result from the litigation, but that the damages could be substantial. The trial on damages and willfulness, which was separated from the trial on liability, is currently scheduled to begin in late November 2006, but may be postponed. Discovery relating to the damages and willfulness phase of the trial is not scheduled to be completed until October 2006, or possibly later. Furthermore, the defendants have filed an appeal from the District Court decision with the U.S. Court of

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Appeals for the Federal Circuit, in respect of which oral arguments are scheduled for September 8, 2006. Therefore, at the time of the filing of the 2005 Form 10-K, and at this time, the Company was and is unable to make a reasonable estimate of the amount of the potential loss resulting from the litigation. Thus, we believe that our disclosure in Note 23 in the Form 10-K is appropriate disclosure as of the date of the 2005 Form 10-K filing. As previously stated, we will update the status of the litigation as appropriate in future filings with the SEC.
Indemnification Obligations
The Collaboration, License and Supply Agreement dated as of December 8, 2000 (the “Collaboration Agreement”), by and between QLT USA and Sanofi, was filed as Exhibit 99.1 to the Atrix Laboratories, Inc. Current Report on Form 8-K dated December 29, 2000 and filed with the SEC on February 23, 2001 (Commission File No. 0-18231).
Under the Collaboration Agreement, QLT USA has provided certain indemnities to Sanofi and its affiliates, including indemnities concerning certain losses relating to infringement of a third party’s proprietary rights. In Note 23 on page 110 of the 2005 Form 10-K, we provide the following disclosure relating to the indemnification obligations:
“Under the marketing agreement entered into between QLT USA and Sanofi-Synthelabo, QLT USA has provided certain indemnities to Sanofi-Synthelabo and its affiliates, including indemnities covering certain losses relating to product liability and infringement of a third party’s proprietary rights. While we cannot estimate the potential damages in the TAP litigation, or what level of indemnification, if any, will be required under the marketing agreement with Sanofi-Synthelabo, the amount could be substantial, which could have a material adverse impact on the financial condition of QLT USA and consequently, on QLT Inc.”
As previously discussed, the issue of damages, if any, in the TAP litigation may not be determined until late in 2006, if then. We believe that at this time, and at the time the 2005 Form 10-K was filed with the SEC, the Company is, and was, unable to provide additional disclosure or quantification relating to the indemnification obligations without running the risk of providing inaccurate and misleading information. Simply put, the issues relating to damages, if any, in the TAP litigation and the level of indemnification by QLT USA, if any, under the Collaboration Agreement were too uncertain at the time of the filing of the 2005 Form 10-K, and remain too uncertain at this time, for the Company to make a reasonable estimation of any losses relating thereto. If the amount of damages, if any, and thus the amount of indemnification, if any, becomes more certain prior to our next filing under the Securities Exchange Act of 1934, we will provide appropriate additional disclosure at that time. However, we are unable to provide the Staff with any examples of such future disclosure until the TAP litigation progresses and contingencies can be reasonably estimated.

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     We trust the responses above adequately address the Staff’s questions and concerns set forth in its comment letter dated July 19, 2006. Further, the Company hereby acknowledges that:
●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any comments or inquiries regarding the foregoing to Brian V. Caid, Esq., of Morrison & Foerster LLP; telephone: (303) 592-2253; facsimile: (303) 592-1510 or Cameron R. Nelson of QLT Inc.; telephone: (604) 707-7344; facsimile (604) 707-7253.
Sincerely yours,
Cameron R. Nelson
Vice President, Finance and Chief Financial Officer
QLT Inc.

cc:	Frank Wyman, U.S. Securities and Exchange Commission Robert L. Butchofsky, QLT Inc. Brian V. Caid, Morrison & Foerster LLP Warren L. Troupe, Morrison & Foerster LLP Olin Anton, Deloitte & Touche LLP